Exhibit 12

Prime Succession, Inc. and subsidiaries
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)


                                                   Three Months Ended            Nine Months Ended
                                                      September 30,                  September 30,
                                               ----------------------------- ----------------------------
                                                 1999              1998              1999              1998
                                                 ----              ----              ----              ----
Ratio of Earnings to
   Fixed Charges


Earnings:
   Loss before income taxes                    (4,079)           (2,201)           (6,301)           (3,389)
   Add:  Fixed charges, net                     6,616             6,240            18,966            18,918

Income before income taxes and fixed
charges, net                                    2,537             4,039            12,665            15,529

Fixed Charges:
   Total interest expense (1)                   6,351             6,006            18,206            18,189
   Interest factor in rents (2)                   265               234               760               729

          Total fixed charges                   6,616             6,240            18,966            18,918

Ratio of earnings to fixed charges               0.38              0.65              0.67              0.82

Coverage deficiency (3)                         4,079             2,201             6,301             3,389


FN

(1)  Total interest expense for each period includes amortization of loan costs.

(2) Interest factor in rents represents one-third of rent expense, which is considered representative of the interest factor.

(3) The Company's earnings are inadequate to cover fixed charges for all periods indicated above. Coverage deficiency represents the excess of fixed charges over income before income taxes and fixed charges, net.